SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT OF

REPUBLIC OF SOUTH AFRICA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2019

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Ambassador of the Republic of South Africa

Embassy of the Republic of South Africa

3051 Massachusetts Avenue, N.W.

Washington, D.C. 20008

Copies to:

Sachin Davé, Esq.

Allen & Overy LLP

One Bishops Square

London E1 6AD

United Kingdom

*                          The Registrant is filing this annual report on a voluntary basis.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, the Republic of South Africa, has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Pretoria, South Africa, on April 8, 2020.

REPUBLIC OF SOUTH AFRICA

By:	/s/ Siyabonga Shange
Attorney-in-fact for TT Mboweni Minister of Finance Republic of South Africa

EXPLANATORY NOTE

The purpose of this amendment to the annual report on Form 18-K (the “Annual Report”) of the Republic of South Africa (the “Republic”) for the fiscal year ended March 31, 2019 is to file with the Securities and Exchange Commission (i) the recent developments in the Republic of South Africa as of April 8, 2020, which is included as Exhibit 99.E-1 hereto and which updates and amends the Description of the Republic of South Africa previously filed as Exhibit 99.E, (ii) the Quarterly Bulletin No. 295, dated March 2020, published by the South African Reserve Bank which is included as Exhibit 99.F-1 hereto, and (iii) the Monetary Policy Review, dated April 2020, published by the South African Reserve Bank which is included as Exhibit 99.F-2 hereto.

This amendment to the Annual Report comprises:

(a)                                 Pages numbered 1-4 consecutively

(b)                                 The following exhibits:

Exhibit 99.E-1 — Recent Developments in the Republic of South Africa as of April 8, 2020.

Exhibit 99.F-1 — Quarterly Bulletin No. 295, dated March 2020, published by the South African Reserve Bank.

Exhibit 99.F-2 — Monetary Policy Review, dated April 2020, published by the South African Reserve Bank.

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

EXHIBIT INDEX

Exhibit	Description

*24	Power of Attorney, dated February 14, 2020.

*99.C	Republic of South Africa Budget Review 2020.

*99.D	Republic of South Africa Medium Term Budget Policy Statement 2019.

*99.E	Description of the Republic of South Africa dated March 19, 2020.

99.E-1	Recent Developments in the Republic of South Africa as of April 8, 2020.

*99.F	Quarterly Bulletin No. 294 dated December 2019, published by the South African Reserve Bank.

99.F-1	Quarterly Bulletin No. 295, dated March 2020, published by the South African Reserve Bank.

99.F-2	Monetary Policy Review, dated April 2020, published by the South African Reserve Bank.

* Previously filed.